Retail Opportunity Investments Corp.

VIA EDGAR

June 7, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Thomas Kluck

Re:           Application for Withdrawal on Form AW  pursuant to Rule 477 of the Securities Act of 1933, as amended, of the Amendment to Registration Statement on Form S-3 filed on June 3, 2011 (SEC File No. 333-163866; Accession Number: 0001171843-11-001706)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Retail Opportunity Investments Corp. (the "Company") hereby makes this application for withdrawal of the Post-Effective Amendment No. 1 to Registration Statement on Form S-3 under the Securities Act (Securities Act File No. 333-163866, Accession Number: 0001171843-11-001706) (the “Prior Filing”), which we filed with the Securities and Exchange Commission (the “Commission”) on June 3, 2011.  None of the Company’s securities have been sold in connection with the Prior Filing and the Prior Filing has not been declared effective by the Commission.

Due to a logistical error, the Prior Filing was inadvertently filed using the EDGAR code for the filing of a pre-effective amendment to a registration statement on Form S-3 rather than the EDGAR code appropriate for the filing of a post-effective amendment for a registration statement on Form S-3.  Accordingly, we hereby request that the Prior Filing be withdrawn. In connection therewith, and following discussions with the Commission, the Company subsequently filed, on June 3, 2011, a post-effective amendment to its Registration Statement on Form S-3 (Securities Act File No. 333-163866, Accession Number: 0001171843-11-001713) utilizing the EDGAR code appropriate for a post-effective amendment.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Prior Filing is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Pursuant to the foregoing, the Company hereby respectfully requests that the Prior Filing be withdrawn by the Commission as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Jay L. Bernstein of Clifford Chance US LLP, counsel for the Registrant, at (212) 878-8527.

Very truly yours,

Retail Opportunity Investments Corp.

By:	/s/ John B. Roche
Name: John B. Roche
Title: Chief Financial Officer